OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A/A

Amendment No. 3

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

XCalibur Shoes, Inc.

Commission File Number: 0001606812

TEXAS

UNITED STATES:

XCalibur Shoes, Inc.

900 South Figueroa Street

Suite 603

Los Angeles, California

Phone: (310) 562-7228

3140 – Footwear
(Primary Standard Industrial Classification Code Number)

45-5261258
(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Vijay Freeman	Founder, Chief Executive Officer & Chief Financial Officer

XCalibur Shoes, Inc., 900 South Figueroa Street, Suite 603, Los Angeles, California 90015

Rocio Prieto	Managing Director

XCalibur Shoes, Inc., 900 South Figueroa Street, Suite 603, Los Angeles, California 90015

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the XCalibur Shoes, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Vijay Freeman	Preferred	0%
(1) (2)	Common	100%

(1) Mr. Vijay Freeman is the Founder, Chief Financial Officer and Chief Executive Officer of XCalibur Shoes, Inc.
(2) Address: XCalibur Shoes, Inc., 900 South Figueroa Street, Suite 603, Los Angeles, California 90015

\

(f) Promoters of the issuer

XCalibur Shoes, Inc.
900 South Figueroa Street
Suite 603
Los Angeles, CA 90015
Phone: (310) 562-7228
http://www.XCaliburShoes.com
Email: XCaliburShoes@Gmail.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

At this time of this filing there is no counsel for the Issuer or underwriter(s) in connection with this offering.

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Although both XCalibur Shoes, Inc. and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate XCalibur Shoes, Inc.'s liquidity at the onset of this Offering, in lieu of cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept SEVENTY THOUSAND shares of common Stock in the Company, representing 7% (seven percent) of outstanding common stock shares upon completion of this Offering.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds.** Hence ASM does **not** qualify as an underwriter.

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Florida
- Illinois
- Texas
- New Jersey

- Pennsylvania
- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group Corporation, a California Stock Corporation, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **XCalibur Shoes, Inc.** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

In accordance with the Company agreement with Alternative Securities Markets Group ("ASM"), the Company shall place into escrow and issue to ASM up to 70,000 (7% of the issued and outstanding) shares of Common Stock (the "Escrowed Common Stock") as follows:

- 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 20% of this offering.
- Additional 20% (for a total of 40% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 40% of this offering.
- Additional 20% (for a total of 60% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 60% of this offering.
- Additional 20% (for a total of 80% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 80% of this offering.
- Additional 20% (for a total of 100% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon successfully diluted upon the successful capitalization of the Company to 100% of this offering.

The issuance of all escrowed shares is in reliance of the exception from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

Item 6. Other Present or Proposed Offerings.

The issuer is also presently offering this same offering to Non-U.S. Citizen Pursuant to Regulation S

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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XCalibur Shoes, Inc.

(Formerly: "VAFINV, LLC")

Corporate:
XCalibur Shoes, Inc.
900 South Figueroa Street, Suite 603
Los Angeles, California 90015
http://www.XCaliburShoes.com/
Phone: (310) 562-7228

Copy to:
XCalibur Shoes, Inc.
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
http://www.AlternativeSecuritiesMarket.com
Phone: (213) 407-4386

Best Efforts Offering of 10,000 9% Convertible Preferred Stock Units

Offering Price per 9% Convertible Preferred Stock Unit: $100.00 (USD)
See: Details of the Offering

Maximum Offering: 10,000 9% Convertible Preferred Stock Units

DATED: SEPTEMBER 17th, 2014

Investing in the Company's 9% Convertible Preferred Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 12**.

We are offering a maximum of 10,000 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 10,000 9% Convertible Stock Units in XCalibur Shoes, Inc. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management will use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $1,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $100,000 is achieved, and all investors will be subject to the terms, conditions and investment risks associated with this investment.

THERE IS, AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 2: DISTRIBUTION SPREAD

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$100.00	$0.00	$100.00
Total Minimum	1,000	$100,000.00	$0.00	$100,000.00
Total Maximum	10,000	$1,000,000.00	$0.00	$1,000,000

1) We are offering a maximum of 10,000 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR

TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Footwear Design and Manufacturing Industry Risks

Footwear Design and Manufacturing Industry investments are subject to varying degrees of risk. The yields available from equity investments in Footwear Design and Manufacturing Industry Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and Assets may be adversely affected by the general economic climate, the Fashion & Footwears Market Conditions such as oversupply of related products or a reduction in demand for Footwear products in the areas in which the Company's Products and Assets are located, competition from other Footwear Design and Manufacturing Companies, and the Company's ability to provide adequate Footwear Products. Revenues from the Company's Products and Assets are also affected by such factors such as the costs of product development, product production and the local market conditions.

Because Footwear Design and Manufacturing Industry investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Assets. No assurance can be given that the fair market value of the Products Produced or Assets Acquired by, or produced by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

The Company is still in the Research and Development Stage and has not Reached Profitability

The Company's activities to date have been limited to research and development, testing, and initial branding and marketing. We have not been profitable since inception and we don't know if at all, when we will be profitable. The Company might not find a market for its products, achieve a significant level of sales or attain profitability. The Company is in need of a minimum of $100,000, and a maximum of $1,000,000 in funding to carry out its business plan for the next twelve months. As a result of the significant expenses related to startup operations, operating results will be adversely affected if significant sales do not materialize, whether due to competition or otherwise. The Company might not be able to obtain required funding, or be able to grow in the future or attain profitability. The Company might not be able to implement its business plan in accordance with its internal forecasts or to a level that meets the expectations of investors.

Fluctuations in the Price, Availability and Quality of Raw Materials could cause Delay and Increase Costs

Fluctuations in the price, availability and quality of the fabrics or other raw materials used by us in our shoes could have a material adverse effect on the cost of sales or our ability to meet our customers' demands. The prices for such fabrics depend largely on the market prices for the raw materials used to produce them. The price and availability of such raw materials may fluctuate significantly, depending on many factors, including crop yields, quality of livestock and other animals, and weather patterns. In the future, we may not be able to pass all or a portion of such higher raw materials prices on to our customers.

Our Reliance on Independent Manufacturers could cause Delay and Damage our Reputation and Customer Relationships

We rely upon independent third parties for the manufacture of most, if not all, of our products. A manufacturer's failure to ship products to us in a timely manner or to meet the required standards could cause us to miss delivery date requirements of our customers for those items. The failure to make timely deliveries may drive customers to cancel orders, refuse to accept deliveries or demand reduced prices, any of which could have a material adverse effect on us. This could damage our reputation. We do not have long-term written agreements with any of our third party manufacturers. As a result, any of these manufacturers may unilaterally terminate their relationship with us at any time.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new footwear products, and expansion of our footwear distribution and retail sales channels will contribute significantly to our operational results, and we will continue to develop new and innovative ways to manufacture our products and expand our distribution in order to maintain our growth and achieve profitability. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Footwear Industry;
- Our ability to continuously offer new and improved Footwear products;
- Our ability to maintain sufficient production capacity for our Footwear products;
- Our ability to maintain efficient, timely and cost-effective Footwear production and delivery of our products;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Footwear Industry;
- The level of consumer acceptance of our Footwear products;
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

Changing Fashion Trends

The Company believes that its success depends largely on its ability to identify and interpret fashion trends as well as on its ability to anticipate and react to changing consumer tastes and preferences in a timely manner. There is no assurance that the Company will be successful in these regards. There can be no assurance that the Company will be able to continue to develop successful styles in the future or that a chosen style will result in sales of the Company's footwear. The Company attempts to reduce the risks of changing fashion trends and product acceptance through market research and development and testing of a broad range of styles. If the Company misjudges the market for its product lines, the Company could experience poor sell-through of the Company's products at the wholesale and retail levels, resulting in customer requests for allowances from the Company. Disposal of unsold inventories of unfavorable prices or excessive allowances could have a material adverse effect on the Company's financial condition or results of operations.

Impact of Foreign Operations

The Company does not own or operate any manufacturing facilities. Substantially all of the Company's products are currently manufactured by independent contractors, many of whom are not located in the United States. As a result, the Company's import operations are subject to compliance with all relevant laws and regulations enforced by the United States Customs Service, as well as customary risks of doing business abroad, including fluctuations in the value of currencies, increases in customs duties and related fees resulting from position changes by the United States Customs Service, import controls and trade barriers (including the unilateral imposition of import quotas), restrictions on the transfer of funds, work stoppages and, in certain parts of the world, political instability causing disruption of trade from the countries in which the Company's suppliers are located.

Historically, instability in the political and economic environments of the countries in which the Company obtains its products has not had a material adverse effect on the Company's operations. The Company cannot predict, however, the effect that future changes in economic or political conditions in such countries could have on its relationships with its manufacturers. Although the Company believes that it could find alternative manufacturing sources, establishment of new manufacturing relationships would involve various uncertainties and the loss of a substantial portion of its manufacturing capacity could have a material adverse effect on the Company's financial condition or results of operations. The Company continually explores the availability and feasibility or alternative locations around the world to manufacture its products.

If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected

Our success depends on our ability to create and maintain brand awareness for our Footwear Product. This may require a significant amount of capital to allow us to market our Footwear Products and establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar Footwear Products have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

The Company's Industry is Highly Competitive

The markets for the Company's Footwear Products are highly competitive. The Company seeks to distinguish itself from other suppliers of Footwear Products, and to sustain its profitability through a business strategy focused on increasing sales through existing wholesale and retail channels, selectively expanding its Footwear Products portfolio, increasing sales through newly formed wholesale and retail partnerships, and driving operational excellence by reducing costs and increasing customer service levels. The Company believes that competition in the industry is based on price, product and service quality, customer service and product features. Sustained increases in competitive pressures could have an adverse effect on results of operations and negatively impact sales and margins.

Development Stage Business

The Company was originally formed as "VAFINV, LLC" in January of 2008 in the State of Texas. The Company converted to a Texas Stock Corporation and changed its name to "XCalibur Shoes, Inc" in April of 2014. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that XCalibur Shoes, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $1,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Footwear Products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with services suppliers. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Footwear Products Industry may reduce the number of suitable prospective wholesale, retail and/or direct to consumer sales opportunities.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's Founder, Chief Executive Officer and Chief Financial Officer, Mr. Vijay Freeman. The Company's success will be particularly dependent upon the services of Mr. Vijay Freeman.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of September 1st, 2014 the Company's Managers owned approximately 100% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 93.0% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker – Dealer Sales of Units

The Company's Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Dilution

The Company, for business purposes, may from time to time issue additional shares, which may result in dilution of existing shareholders. Dilution is a reduction in the percentage of a stock caused by the issuance of new stock. Dilution can also occur when holders of stock options (such as company employees) or holders of other optionable securities exercise their options. When the number of shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the Company, making each share less valuable. Dilution may also reduce the value of existing shares by reducing the stock's earnings per share. There is no guarantee that dilution of the Common Stock will not occur in the future.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Texas Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 10,000 9% Convertible Preferred Stock Units are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $1,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group Corporation, an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **XCalibur Shoes, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $1,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Common Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$1,000,000**	**100%**	**$100,000**	**10%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$50,000**	**5%**	**$5,000**	**5%**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

USE OF INVESTMENT PROCEEDS OF OFFERING:

The below allocation of Funds Table provides above provides the use of funds based on raisin $1 Million USD. If the total offering is not met, management will distribute the funds on a percentage weighted basis according to the Allocation of Funds Table provided below.

USE OF PROCEEDS DETAIL

The use of proceeds to issuer are presented in ranges of offering success from the $100,000 minimum up to the maximum target of $1,000,000.

ITEM	MAXIMUM RANGE AMOUNT	MAXIMUM ALLOCATION OF FUNDS	MID RANGE AMOUNT	MID ALLOCATION OF FUNDS	MINIMUM RANGE AMOUNT	MINIMUM ALLOCATION OF FUNDS
Marketing	$125,000	13%	$62,500	13%	$31,000	31%
Trade Shows and Sales Booths	$33,000	3%	$16,500	3%	$9,000	9%
Product Production	$325,000	33%	$162,500	33%	$35,000	35%
Retail Space Rent & Supplies	$82,000	8%	$41,000	8%	$0	0%
Staff Compensation	$225,000	23%	$112,500	23%	$0	0%
Travel	$10,000	1%	$5,000	1%	$0	0%
Insurance	$25,000	3%	$12,500	3%	$0	0%
Legal & Accounting	$50,000	5%	$25,000	5%	$12,500	13%
Research & Development	$75,000	8%	$37,500	8%	$7,500	8%
Offering Expenses	$50,000	5%	$25,000	5%	$5,000	5%
TOTAL	$1,000,000	100%	$500,000	100%	$100,000	100%

XCALIBUR SHOES

ITEM 6. DESCRIPTION OF BUSINESS

A. Company

XCalibur Shoes, Inc. (the "Company") currently designs, manufactures, markets and sells footwear, apparel and accessories to retail customers on the Company's website. The Company intends to increase its distribution channels by allowing it to sell product in short-term leased space located in various shopping centers in the US. In addition, the Company intends to wholesale product to store buyers by attending fashion trade shows. XCalibur Shoes, Inc. primarily markets its products using celebrity endorsement and social media. The Company intends to participate in additional marketing and promotional activity to increase brand awareness and sales.

The development of the business over the last five years has been steady and deliberate as rigorous design and product development are key components to the Company's success. The initial year of the Company's development consisted of designing, researching and selecting the type of footwear and materials that best fit the Company's principals of premium quality and handmade design. After selecting shoe categories and styles, the Company began sourcing materials and specialty shoe cobbler vendors to produce shoe samples.

The Company, during its early stages, entered the wholesale market by attending fashion trade shows in Dallas and Chicago. After sales efforts in the third quarter of 2012, the Company secured a consignment agreement to wholesale its sneakers in an emerging boutique in Dallas, TX. After a season of selling, the Company agreed to reclaim the remaining stock and began selling those items on its website.

In addition to shoes, the Company designs logo hats, t-shirts, hoodies and sweaters that are for sale on its website. The Company is currently designing and preparing to have its sourced factories produce samples for casual cotton shirts, tops and bottoms to increase apparel offerings. The Company will have its sourced vendors make these samples and begin production as financial resources and demand permit. Sourcing for these apparel items is conducted in a similar fashion as footwear as the Company selects multiple manufacturing sources for samples and production. Currently the Company has product manufactured by vendors located in Mexico, Italy, China and the US. Each vendor becomes qualified for production by supplying the Company with quality samples while having production capabilities to deliver product in a timely manner. Currently the Company has a quality collection of footwear ranging from sneakers to formal dress shoes in addition to accessories and apparel to include hats, t-shirts, hoodies and sweaters available for sale on its website to retail customers.

The Company also dedicated time and resources in developing its website with e-commerce capability and graphic display of its products, news, press, lookbooks and blog. Currently the Company's product can only be purchased on its website. However, upon raising the required funds, the Company intends to upgrade its current e-commerce website and add retail locations via pop-up stores in the US to serve more customers and attend fashion trade shows to generate wholesale orders from retail buyers.

During the initial stages of development, the Company has maintained a dedicated staff of business leaders that specialize in their respective field of the business. Currently there are two people working at the Company with the recent addition of one contractor that specializes in public relations. These workers are dedicated to the long-term success of the business. Business operations, product design and public relations are currently handled in-house by three workers. Upon receiving the offering proceeds, the Company will be able to expand its full-time employee count to five individuals as it plans to add a sales manager and administrative assistant. The Company does not intend to rapidly expand its employee count until product manufacturing is brought in-house. Currently manufacturing is sourced and contracted out to the Company's vendors in effort to keep overhead manageable and until customer orders exceed the vendor's production capacity. The Company intends to only add employees as needed while economically feasible.

The Company has recently teamed with a celebrity in February 2014 to increase sales and traffic to the Company's website and increase brand awareness through social media. Celebrity relationships have developed as a result of the Company displaying product in showrooms, introductions to celebrity stylists and word of mouth. In addition, the Company participates in gifting product to select influencers and seeks opportunities to place product in select magazines and periodicals.

The Company has been successful in placing product with celebrities for photo shoots and various campaigns on both an exclusive and non-exclusive basis (e.g. magazine features, product placement in movies and TV shows). As a result, the Company intends to further leverage its celebrity and stylist relationships by supplying them with more promotional product as finances permit. The Company's current marketing focus is primarily celebrity promotion and product placement in media outlets such as TV and print subscriptions.

In relation, the Company has recently applied for product placement on Home Shopping Network (HSN) to showcase its celebrity knitwear collection. HSN has notified the Company that its application has been received and that a decision for inclusion on their TV show and their website should be made within the next 30 to 60 days. The Company should be able to take advantage of opportunities such as this given its affiliation with influential celebrities.

The special characteristics that have a material impact on Company's future financial performance are its pending trademark, exclusive celebrity endorsement agreements, manufacturing relationships and sources of material. The Company trademark is placed on each shoe and on all labels. This gives the Company's product authenticity and signifies premium quality. The Company's celebrity endorsement provides product awareness and exposure within the target demographic and customer base. The relationships with the Company's manufacturers enable the company to develop the authentic designed product that differentiates it from competition. As such, the Company currently relies heavily on its ability to source its vendors and maintain specific vendor discretion as the Company expands within its developmental stage of growth. Also, there are limited suppliers of the materials used for knitwear and certain leather shoe soles, therefore the Company must plan ahead to make sure that a sufficient amount of this material is available and also be prepared to adjust for delays to locate alternative suppliers if necessary.

In summary, the Company has disclosed the following key factors in detail below in effort to assist in the complete understanding of its business:

<u>Products and Production:</u>

- Principal products currently designed & developed: shoes, sweaters, hoodies, t-shirts and hats
- Products currently available for sale at www.xcaliburshoes.com
- Production of shoes: third-party vendors who operate shoe factories that specialize in using cobblers to hand-make shoes using quality materials. Currently the Company has a relationship with such vendors located Mexico, Italy and China. Materials are selected by the Company and sourced by the vendor.
- Production of sweaters: third-party vendors that specialize in hand knitting quality sweaters. Currently the Company has a relationship with such vendors located in US and China. Materials are selected and sourced by the Company.
- Production of hoodies, t-shirts and hats: third-party vendors who operate factories that specialize in manufacturing premium quality cotton apparel. Currently the Company has a relationship such vendors located in the US. Materials are selected and sourced by Company.

Vendor Selection Process:

- The Company sources each vendor using various methods. The Company has attended the sourcing trade show in Las Vegas for the last two years and has visited factories to interview several candidates to determine best fit. References within the industry are also helpful in locating reliable vendors. Based on the product need, a vendor is selected because of its specialty in making quality samples and producing product in a timely manner. The vendors usually assist in acquiring the materials needed to produce product based on the Company's needs, however the Company has also sourced materials used to develop products. The Company makes an effort to utilize multiple vendors to diversify against timing delays in shipments or production.

Production Process:

- The Company's production process begins with sketching a basic style of product. The design of product becomes more sharpened as dimensions are added and estimates of functionality are given. Once the design is approved by the Company, the design is carefully drawn to detail. Dimensions are added to the drawing to create a tech-pack. The tech-pack is reviewed by CEO and or Design Director and then it is submitted to the selected manufacturing vendor to produce samples. Samples are examined for quality, comfort and design and any revisions are made. Once the final sample is produced we have the vendor produce the product in larger quantities for the Company's customers.

Principal Markets:

- The principal demographical market consists of men and women from the ages of 18 to 45 who have household incomes of $75k to $150K and above, seek fashionable items and appreciate quality handmade products. The location of this demographic is primarily in the US, but the Company has intentions to expand its market internationally to cover Canada and Japan as the opportunity presents itself. This market predominantly shops online, in specialty stores and in shopping centers.

Methods of Distribution:

- Currently the Company distributes product directly to its online customers via USPS and UPS.
- The Company has entered into a service agreement with an appropriate third party logistics vendor in order to execute any and all warehousing, order fulfillment and distribution.
- The Company intends to restock its products and have them warehoused and shipped from a third-party logistics company. This third party logistics company has agreed to receive merchandise directly from the Company's production vendors, sort the items and pick them for individual customer orders. Once the items are picked they would be shipped to the retail customer as their orders are submitted online. Any future wholesale orders from retail store buyers would also be handled in the same manner as their orders are submitted to the warehouse from the Company.
- In addition, the Company will continue to pursue purchase order agreements with department stores to optimize the Company's reach in distributing product to its target market. During its early stages the Company introduced its products to various department stores. These presentations did not result in sales, however as the Company continues to market and develop quality product in anticipation that the Company's product may be considered.
- Notwithstanding department store acceptance, the Company intends to sell its product in pop-up locations strategically placed in select target markets within the US.

Business Plan Milestones:

- The Company acknowledges specific goals or milestones (along with their estimated costs) that it intends to reach in effort to successfully implement its business plan and thereby realize its full potential. In addition to designing and producing new product, the Company's business plan is also focused on the marketing and sales of its existing product, therefore it is the Company's opinion that certain annual sales goals could be reached upon achieving the following milestones within their estimated time frames:

COMPANY MILESTONE	ESTIMTED TIME-FRAME (in months)	ESTIMATED COSTS (in USD)
Fully Stocked Inventory	3	$200,000
On-Board National Sales Representative	3	$50,000
Website Upgrade	3	$15,000
HSN Product Feature	3	$60,000
4 Retail Mall Pop-Up Units	6	$25,000
Product placement in 3 high-end boutiques	6	$25,000
Produce New Sneaker Design	9	$25,000
Product placement in 10 department store locations	12	$100,000
TOTAL		$500,000

Notes:
Estimated Time-Frame denotes the time (in months) following the date of receiving offering proceeds.
Company milestones (not limited to those above) are assumptions used to guide it toward generating $1,000,000 in estimated annual sales.

It is of the Company's opinion that the proceeds from this offering will satisfy its cash requirements to successfully implement its business plan. The Company does not anticipate the necessity to raise additional funds in the next six months.

B. Exit Strategies

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the four following methods, though none of the below exits may develop in the time frames proposed, if at all:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017
- Acquisition or Sale of the Company

C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $1,000,000

Company Structure

- Private early stage Footwear Design and Manufacturing Company.
- Texas Stock Corporation (Formed January of 2008).
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- ONE HUNDRED THOUSAND Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. TEN THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Ten Thousand 9% Convertible Preferred Stock Units Offered through this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One Preferred Stock Unit.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

D. The Offering

The Company is offering a maximum of 10,000 9% Convertible Preferred Stock Units at a price of $100.00 per Unit, with all Units having no par value.

E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Footwear Design and Manufacturing Business. See "USE OF PROCEEDS" section.

G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $100,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

H. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

o Company Founders & Current Shareholders	0%
o New Shareholders	100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

o Company Founders & Current Shareholders	93%
o New Shareholders	7%

I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

J. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

K. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

L. Company Convertible Securities

The Company, at the completion of this Offering will have 10,000 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 2: (Shareholder Conversion Option)
      - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 4: (Optional Conversion Option)
      - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

M. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

N. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesmarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

\

P. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 10,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Q. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in XCalibur Shoes, Inc.

The Company	XCalibur Shoes, Inc. is a Texas Stock Corporation.
Company Managers	Biographies of all Managers can be found starting on Page 33 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.
The Offering	The Company is seeking capital commitments of $1,000,000 from Investors. The securities being offered hereby consists of up to 10,000 9% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Conversion Option / Mandatory Conversion

All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the second, third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the second, third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 2: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

  Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing.

Investment Period The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Board of Directors All classes of Preferred Stock shall elect TWO of FIVE seats of the Company's Board of Directors

Voting Rights Preferred Stock has NO VOTING RIGHTS

Distributions The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Reports to Investors The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 900 South Figueroa Street, Unit 603, Los Angeles, California 90015. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position
Mr. Vijay Freeman (38 Years Old)	***Chief Executive Officer***

Mr. Freeman was educated at the University of Notre Dame earning a BBA degree in Finance and Business Economics in 1998. Mr. Freeman has fifteen years of experience in finance and accounting, serving various roles and positions, such as real estate consultant from 1999 to 2000, accountant from 2000 to 2003, and investment analyst in 2003 where Mr. Freeman worked in public and private pension fund management for ten years. For the last six years, Mr. Freeman has served as the Founder and Managing Member of VAFINV, LLC. Mr. Freeman was able to assemble an impressive footwear collection on the foundation of his Family's traditions. Give the opportunity to express his artistic vision for Men's footwear, Mr. Freeman sketched and designed his first complete shoe in 2009 and later perfected his own designs for commercial production in 2012. Each shoe was designed for the collector in mind, using the most genuine leather and exotics. Mr. Freeman currently serves as CEO of XCalibur Shoes, Inc. (formerly VAFINV, LLC). During his tenure at the Company, Mr. Freeman has gained specialized knowledge and experience in financing, sourcing and product endorsements.

Ms. Rocio Prieto (31 Years Old) ***Managing Director / Design***

Ms. Prieto attended Santa Monica College seeking an AA Degree in Fashion Design in 2001 and 2002. Ms. Prieto later attended Los Angeles Trade Tech College seeking an AA degree in Fashion Product Development in 2010.Ms. Prieto completed the ZARA Management Training Program in 2007 where she was the Product Lead at ZARA from 2006 to 2008. Ms. Prieto began designing handbags independently under her own line from 2009 to 2010, thereafter she joined XCalibur Shoes, Inc. as a Design Assistant from 2011 to 2013. Ms. Prieto was later promoted to Managing Director of Design in 2014 after she successfully completed the Company's Knitwear Line from concept design and sample development to production. Mr. Prieto also played a vital role in sourcing key manufacturers in both the United States and Mexico. Mr. Prieto's creative design ability, technical design preparation skills, sourcing knowledge and multi-lingual communications with international vendors have made her a valuable asset to XCalibur Shoes, Inc.

Ms. Prieto has proven her ability to develop products from early stage concept to final sample and production. Ms. Prieto is a specialist in product design and development. Ms. Prieto has the necessary ability and experience in all major leather goods to propel the Company to the next stages of success.

Mr. Steven J. Muehler (39 Years Old) ***Advisor / Shareholder***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Technology Ventures Fund.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of XCalibur Shoes, Inc. as listed above, except Mr. Muehler, are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of XCalibur Shoes, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In September of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of XCalibur Shoes, Inc. will be entitled to receive an annual salary of:

Mr. Vijay Freeman; Founder, Chief Executive Officer & Chief Financial Officer	$125,000
Rocio Prieto, Managing Director / Design	$50,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

	PRIOR TO OFFERING	**UPON COMPLETION OF OFFERING**
Mr. Vijay Freeman Founder & Chief Executive Officer 900 South Figueroa Street, Suite 603 Los Angeles, California 90015	Common Stock: 1,000,000 Shares (100%) Preferred Stock: No Shares	Common Stock: 930,000 Shares (93%) Preferred Stock: No Shares
Alternative Securities Markets Group Advisor / Shareholder 4050 Glencoe Avenue Marina Del Rey, CA 90292	Common Stock: No Shares Preferred Stock: No Shares	Common Stock: 70,000 Shares (7%) Preferred Stock: No Shares

NOTE: The Sole Shareholder of Alternative Securities Markets Group Corporation is Mr. Steven J. Muehler.

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder(s) is Mr. Vijay Freeman, the Company's Founder and Chief Executive Officer. Mr. Freeman currently owns the majority of the issued and outstanding controlling Stock Units of XCalibur Shoes, Inc. Consequently this sole shareholder controls the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Vijay Freeman will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of TEN THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $1,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

- All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

  - YEAR 2: (Shareholder Conversion Option)

    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

  - YEAR 3: (Shareholder Conversion Option)

    - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

  - YEAR 4: (Optional Conversion Option)

    - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of September 1st, 2014 – 1,000,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of September 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, TEN THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of September 1st, 2014, there were 1,000,000 shares of our Common Stock outstanding, which were held of record by approximately 1 stockholder, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of September 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Texas. Texas General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Texas' General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Texas' General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

UNAUDITED FINANCIAL STATEMENTS SECTION:

XCalibur Shoes, Inc. (Formally VAFINV, LLC)
(A Development Stage Company)
BALANCE SHEET
UNAUDITED
As of June 30, 2014

		2014
Assets		
Current Assets:		
Cash and cash equivalents		15,930
Inventory		7,250
Total current assets		23,180
Total Assets	$	23,180
Liabilities and Stockholder's Equity		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses		22,000
Total current liabilities		22,000
Long-term liabilities		0
Total Liabilities		22,000
Stockholder's Equity:		
Common stock; with par value of $0.001 per share (100,000,000 shares authorized, 1,000,000 issued and 1,000,000 outstanding)		50,000
Preferred stock; with no par value (1,000,000 shares authorized, 0 issued and 0 outstanding)		0
Retained earnings		(48,820)
Total Stockholder's Equity		1,180
Total Liabilities and Stockholder's Equity	$	23,180

See notes to unaudited financial statements.

XCalibur Shoes, Inc. (Formally VAFINV, LLC)
(A Development Stage Company)
INCOME STATEMENT
UNAUDITED
Year-To-Date Ended June 30, 2014 (Interim Period)

		2014
Net Sales		2,710
Cost of goods sold		0
Gross profit		2,710
Expenses:		
Marketing		(26,681)
Communications		(552)
Research & Development		(8,175)
Shipping		(280)
Financing Costs		(742)
Legal		(500)
Total expenses		(36,930)
Net income (loss)	$	(34,220)
Earnings Per Share:		
Net income (loss)		(34,220)
Earnings (loss) per share - basic: Net income (loss) attributable to Company common stockholders	$	(0.0342)
Earnings (loss) per share - diluted: Net income (loss) attributable to Company common stockholders	$	(0.0342)
Shares outstanding:		
Basic		1,000,000
Diluted		1,000,000

See notes to unaudited financial statements.

XCalibur Shoes, Inc. (Formally VAFINV, LLC)
(A Development Stage Company)
CASH FLOW STATEMENT
UNAUDITED
Year-To-Date Ended June 30, 2014 (Interim Period)

	2014
Cash flows from operating activities:	
Net income (loss)	$ (34,220)
Changes in assets and liabilities:	
Inventory	1,000
Intangible Assets	0
Accounts payable and accrued expenses	22,000
Long Term Debt	0
Net cash provided by operating activities	(11,220)
Cash flows from investing activities:	
Purchase of property	0
Acquisitions	0
Net cash used in investing activities	0
Cash flows from financing activities:	
Capital Contributions	20,000
Net cash provided by financing activities	20,000
Net increase (decrease) in cash and cash equivalents	8,780
Cash and cash equivalents at beginning of year	7,150
Cash and cash equivalents at end of year	$ 15,930

See notes to unaudited financial statements.

XCalibur Shoes, Inc. (Formally VAFINV, LLC)
(A Development Stage Company)
STOCKHOLER'S EQUITY STATEMENT
UNAUDITED
Year-To-Date Ended June 30, 2014 (Interim Period)

	Retained Earnings	Common Stock	Preferred Stock	Total Stockholder's Equity
Beginning as of December 2013	(14,600)	30,000	0	15,400
Capital Contribution	NA	20,000	0	20,000
Shares Issued	NA	0	0	0
Shares Repurchased	NA	0	0	0
Dividends Paid	NA	0	0	0
Net income (loss)	(34,220)	NA	NA	(34,220)
Ending as of June 30, 2014	$ (48,820)	$ 50,000 *	$ 0	$ 1,180

* Converted to common stock from LLC member units in April 2014

See notes to unaudited financial statements.

XCalibur Shoes, Inc. (Formally VAFINV, LLC)
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
UNAUDITED
Year-To-Date Ended June 30, 2014 (Interim Period)

NOTE 1: ORGANIZATION

XCalibur Shoes, Inc. (the "Company") is a Texas Stock Corporation that was formally VAFINV, LLC. The purpose of the Company is to design, produce, market and sell footwear, apparel and accessories.

The Company was renamed as XCalibur Shoes, Inc. and converted into a Texas Stock Corporation in April 2014 from VAFINV, LLC, a limited liability company that was originally formed in January 2008. The Company was converted into a stock corporation in effort raise substantial funding to expand its operations.

The Company primarily conducts business and currently maintains essential operations in Los Angeles, CA. In order to comply with state income tax filings, the Company has attained a foreign corporation status filing with the State of California.

Vijay A. Freeman, the Founder and CEO, owns 100% of the common stock and voting rights of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying interim unaudited financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principals generally accepted in the United States of America (US GAAP).

Nature of Operations

The Company is primarily engaged in the selling of footwear, apparel and accessories throughout the United States and also have sales in Canada and Australia. The Company's products are sold on its website. However, the Company has engaged in the consignment of its products in boutiques. The Company generates revenue by selling its goods at retail prices to consumers online. The consumers place their orders and pay for items once shipped. The Company has access to these funds upon the shipment of products to the customer. Orders placed online are fulfilled using current stock from the Company's inventory or the Company may have its sourced vendor produce the product for the company if feasible. Wholesale customers are usually retail store owners or buyers who submit purchase orders for products desired. The purchase orders list the product description, quantity and delivery date. The Company may use these purchases orders as collateral for loans prior to the Company shipping product to customers. The Company will either have its sourced vendor produce the product or allocate existing stock from its inventory. All products are carefully inspected for quality and order accuracy prior to shipping. Currently, the Company does not have any wholesale purchase orders outstanding. The majority of the Company's expenses and liabilities are incurred in the marketing and selling of its products to retail consumers and wholesale buyers.

Fiscal Year

The Company's fiscal year ends December 31, therefore any references to fiscal year 2014, for example, refer to the year ended December 31, 2014.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Assets and Liabilities Classification

A one-year time period is used as the basis for classifying all of the Company's current assets and current liabilities. Long-term liabilities consist of notes or debts with maturities or payback periods longer than one year. Equity consists of capital stock and retained earnings. The Company has two types of capital stock that include common stock and preferred stock.

Cash & Cash Equivalents

The Company defines cash as currency on hand and demand deposits (or characteristics of demand deposits) with banks where the Company is able to withdraw at any time without prior notice or penalty. The Company considers cash equivalents to be all highly liquid debt instruments purchased that can be readily convertible to known amounts of cash and also having an original maturity of three months or less. Cash and cash equivalents are stated at fair value.

Accounts Receivable

Accounts receivable from delivering Company's product to wholesale customers are based on prices disclosed on signed purchase orders. The Company provides an allowance for doubtful collections, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Invoices are submitted to wholesale customers upon the Company shipping items detailed on their purchase order. Payments are usually due, unless stated otherwise, are due 30 days after the issuance of the invoice. Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Accounts Payable & Accrued Expenses

The Company's pays its vendors upon receipt of invoice based on available terms offered by vendor in exchange for products and services, which the Company purchased on credit. The Company makes its best effort to make payments within the payment terms agreed to with the supplier so that the Company is not considered to be in default nor penalty. The Company values its relationship with its vendors and makes every attempt to avoid any material interruption in services or product delivery. Accrued expense is expense which has been incurred but not yet paid. Expense must be recorded in the accounting period in which it is incurred.

Research & Development

The Company incurs research and development costs in the process of designing and creating new products. Currently the Company expenses its research and development costs due to the uncertainty of its future economic benefit.

Stockholder's Equity

The portion of the balance sheet that represents the capital received from investors in exchange for stock, capital contributions and retained earnings. Capital stock represents the equity stake currently held on the books by the Company's executives in the form of common stock and or preferred stock.

Inventory & Cost of Goods Sold

The Company's inventory consists of finished products available for sale and are stated using the first in, first out method of accounting. The Company's cost of goods sold are direct costs attributable to the production of the goods sold by the Company. This amount includes the cost of the materials used in creating the good along with the direct labor costs used to produce the good. It excludes indirect expenses such as distribution costs and sales force costs.

Net Sales & Revenue Recognition

Revenue is recognized at the time of sale which is defined as the moment when the product ordered is shipped or transferred to the buying customer. The sale can be for cash or credit (i.e., accounts receivable.) Revenue is not recognized even if cash is received before the product is shipped or transferred to the buying customer and net sales are reduced by any customer returns.

Income Taxes

The Company is required to file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosures.

Earnings Per Share

The Company is required to present basic and diluted earnings per share on its income statements due to the fact that the Company is filing with a regulatory agency in preparation for the sale of securities in a public market. Earnings per share is calculated in a given period by deducting preferred stock dividends from net income and dividing this net amount by the common stock shares outstanding.

NOTE 3: INVENTORY

Inventory was drawn down in the year ending June 2014 with internet sales and promotional gifting in effort to generate additional product demand and cash flow.

NOTE 4: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The Company enters into contracts and agreements with celebrities and influencers in effort to have them help promote and sell the Company's products. The contracts and agreements include monthly or quarterly fees payable to talent to market and endorse Company products. Currently there is a celebrity endorsement contract in effect through February 2015 for the promotion of the Company's product. The current payables for said endorsement and other accrued expenses is $22,000 USD and the contract remains in good standing.

Item	Current Liability Amount
Company Credit Card with 12% annual interest rate (Spark Capital One)	$6,003
Fee payable to celebrity	$12,500
Terms of Celebrity Agreement: $50,000 due over a 12 month period beginning in February 2014 with equal payments of $12,500 due in arrears for each consecutive three-month period. Payment due dates are May 2014, August 2014, November 2014 and February 2014 with a 30 day written notice of termination.	
Accrued research & development expenses	$3,497
Total Balances as of 06/30/14	$22,000

NOTE 5: ADDITIONAL CAPITALIZATION

During this interim period ending June 2014, the Company's Founder and CEO capitalized the Company with an additional $20,000.

NOTE 6: CAPITAL STOCK

Common Stock

The Company's Certificate of Incorporation authorizes the Company to issue 100,000,000 shares of $0.001 par value common stock. Each share of common stock is entitled to one vote per share. The holders of common stock are able to receive dividends whenever funds are available and when declared by the Board of Directors, subject to the prior rights of holders of all other classes of stock outstanding. Currently there are no Company common shares outstanding or issued to the investing public as all outstanding common stock is held by insiders or executives of the Company.

Preferred Stock

The Company's Certificate of Incorporation authorizes the Company to issue 1,000,000 shares of preferred stock with no par value. The holders of preferred stock are able to receive dividends whenever funds are available and when declared by the Board of Directors, subject to the prior rights of holders of all other classes of stock outstanding. Currently there are no Company preferred shares outstanding or issued.

Conversion of Units

The Company was converted into a Stock Corporation from a Limited Liability Company in April 2014. As a result of this conversion, the Company transferred its LLC capital interest over to the new corporation (XCalibur Shoes, Inc.) in return for a proportionate amount of corporate common stock, and then dissolved the LLC (VAFINV, LLC). The Company's interest-over conversion details are as follows:

Initial Allocation of Shares of Company's Common Stock:

Member	Number of Units To Be Converted	Initial Allocation of Shares of Common Stock Received Upon Conversion
Vijay A. Freeman (Founder & CEO)	50,000 at $1.00 per unit	1,000,000 at $0.05 per share

In order to facilitate the Company's liquidity at the onset of its public offering, in lieu of cash for its assistance in the obtaining of a CIK number and its assistance in the preparation of the offering registration statement, Alternative Securities Market Group has agreed to accept 70,000 shares of common stock in the Company, representing 7% (seven percent) of outstanding common stock shares upon 100% percent complete capitalization of the Company's public offering.

NOTE 7: MARKETING EXPENSE

The Company paid $12,500 in May 2014 for celebrity endorsement services from February 2014 to April 2014 and accrued $12,500 in June 2014 for services rendered in May 2014, June 2014 and July 2014 (incurred due to the 30 day written notice of termination). The Company also disbursed $1,681 for public relations and promotional materials.

NOTE 8: COMMUNICATIONS EXPENSE

The Company disbursed $552 for telephone and fax services for the period ending June 2014.

NOTE 9: RESEARCH & DEVELOPMENT EXPENSE

The Company expensed $8,175 for research and development for the period ending June 2014. Research and development costs were primarily driven by the Company's design efforts in the development of handmade knitwear in effort to finalize all specifications and design details for production prior to the 2014 fall/winter season.

NOTE 10: SHIPPING EXPENSE

The Company disbursed $280 for the shipping of its products to customers in the period.

NOTE 11: FINANCING COSTS

The Company paid $742 in interest charges on its credit card balance of $6,003 with Capital One. Currently the Company is making monthly payments toward both interest and principal.

NOTE 12: LEGAL EXPENSE

The Company filed a trademark application with the USPTO for its logo that is currently in use and continues to work with legal counsel in effort to secure such trademarks for the selling and distribution of its products. These legal expenses were $500 for this period.

NOTE 13: EARNINGS PER SHARE

The Company's basic and diluted earnings per share for the six months ending June 30, 2014 was ($0.0342) with a total of 1,000,000 common stock shares outstanding as of June 30, 2014. The Company did not pay any preferred stock dividends during this period.

NOTE 14: ALTERNATIVE SECURITIES MARKET GROUP

In March 2014 The Company engaged Alternative Securities Market Group and entered into an agreement to assist the Company in a public offering of 10,000 9% convertible preferred stock units with an offering price of $100.00 (USD) per unit with resulting proceeds for the use of marketing and selling the Company's products.

NOTE 15: ADJUSTMENTS

It is the opinion of the Company's management that all adjustments necessary for a fair statement of results for the interim period have been included.

NOTE 16: SUBSEQUENT EVENTS

None

VAFINV, LLC
(A Development Stage Company)
BALANCE SHEET
UNAUDITED
As of December 31, 2013 and 2012

	2013	2012
Assets		
Current Assets:		
Cash and cash equivalents	7,150	1,500
Inventory	8,250	9,000
Total current assets	15,400	10,500
Total assets	$ 15,400	$ 10,500
Liabilities and Member's Equity		
Liabilities:		
Current Liabilities:		
Accounts payable	0	0
Total current liabilities	0	0
Long-term liabilities	0	0
Total Liabilities	0	0
Member's Equity:		
Member capital contributions	30,000	20,000
Retained earnings	(14,600)	(9,500)
Total Member's Equity	15,400	10,500
Total liabilities and member's equity	$ 15,400	$ 10,500

See notes to unaudited financial statements.

VAFINV, LLC
(A Development Stage Company)
INCOME STATEMENT
UNAUDITED
Years Ended December 31, 2013 and 2012

	2013	2012
Net Sales	1,400	0
Cost of goods sold	0	3,000
Gross profit	1,400	(3,000)
Expenses:		
Marketing	(3,500)	(6,500)
Research & Devlopment	(3,000)	0
Total expenses	(6,500)	(6,500)
Net income (loss)	$ (5,100)	$ (9,500)

See notes to unaudited financial statements.

VAFINV, LLC
(A Development Stage Company)
CASH FLOW STATEMENT
UNAUDITED
Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income (loss)	$ (5,100)	$ (9,500)
Changes in assets and liabilities:		
Inventory	750	(9,000)
Intangible Assets	0	0
Accounts payable and accrued expenses	0	0
Long Term Debt	0	0
Net cash provided by operating activities	(4,350)	(18,500)
Cash flows from investing activities:		
Purchase of property	0	0
Acquisitions	0	0
Net cash used in investing activities	0	0
Cash flows from financing activities:		
Member capital contributions	10,000	20,000
Net cash provided by financing activities	10,000	20,000
Net increase (decrease) in cash and cash equivalents	5,650	1,500
Cash and cash equivalents at beginning of year	1,500	0
Cash and cash equivalents at end of year	$ 7,150	$ 1,500

See notes to unaudited financial statements.

VAFINV, LLC
(A Development Stage Company)
MEMBER'S EQUITY STATEMENT
UNAUDITED
Years Ended December 31, 2013 and 2012

2013		Retained Earnings		Member Contribution		Total Member's Equity
Beginning as of December 31, 2012		(9,500)		20,000		10,500
Capital Contribution		NA		10,000		10,000
Shares Issued		NA		0		0
Shares Repurchased		NA		0		0
Dividends Paid		NA		0		0
Net income (loss)		(5,100)		NA		(5,100)
Ending as of December 31, 2013	$	(14,600)	$	30,000	$	15,400

2012		Retained Earnings		Member Contribution		Total Member's Equity
Beginning as of December 31, 2011		0		0		0
Capital Contribution		NA		20,000		20,000
Shares Issued		NA		0		0
Shares Repurchased		NA		0		0
Dividends Paid		NA		0		0
Net income (loss)		(9,500)		NA		(9,500)
Ending as of December 31, 2012	$	(9,500)	$	20,000	$	10,500

See notes to unaudited financial statements.

VAFINV, LLC
(A Development Stage Company)
NOTES TO COMPARATIVE FINANCIAL STATEMENTS
UNAUDITED
Years Ended December 31, 2013 and 2012

NOTE 1: ORGANIZATION

VAFINV, LLC, a Texas Limited Liability Company, (the "Company") was formed in January 2008. The purpose of the Company is to design, produce, market and sell footwear and accessories.

Vijay A. Freeman, Founder and Managing Member, owns 100% of the interest and voting rights in the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The unaudited financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principals generally accepted in the United States of America (US GAAP).

Nature of Operations

The Company is primarily engaged in the selling of footwear and accessories throughout the United States and also has sold product in Canada and Australia. The Company's products are primarily sold on its website. However, the Company has engaged in the consignment of its products in a retail boutique located in Dallas, Texas. The Company generates revenue by selling its goods at retail prices to online consumers. The consumers place their orders and pay for items ordered once shipped. The Company has access to these funds upon the shipment of products to the customer. Orders placed online are fulfilled using current stock from the Company's inventory or the Company may have its sourced vendors produce the product for the Company's customers if feasible. Wholesale customers are usually retail store owners or buyers who submit purchase orders for products desired. The purchase orders list the product description, quantity and delivery date. The Company may use these purchases orders as collateral for loans prior to the Company shipping product to customers. The Company will either have its sourced vendor produce the product or allocate existing stock from its inventory. All products are carefully inspected for quality and order accuracy prior to shipping. Currently, the Company does not have any wholesale purchase orders outstanding. The majority of the Company's expenses and liabilities are incurred in the marketing and selling of its products to retail consumers and wholesale buyers.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Assets and Liabilities Classification

A one-year time period is used as the basis for classifying all of the Company's current assets and current liabilities. Long-term liabilities consist of notes or debts with maturities or payback periods longer than one year. Equity consists of member capital and retained earnings.

Cash & Cash Equivalents

The Company defines cash as currency on hand and demand deposits (or characteristics of demand deposits) with banks where the Company is able to withdraw at any time without prior notice or penalty. The Company considers cash equivalents to be all highly liquid debt instruments purchased that can be readily convertible to known amounts of cash and also having an original maturity of three months or less.

Accounts Receivable

Accounts receivable from delivering Company's product to wholesale customers are based on prices disclosed on signed purchase orders. The Company provides an allowance for doubtful collections, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Invoices are submitted to wholesale customers upon the Company shipping items detailed on their purchase order. Payments are usually due, unless stated otherwise, 30 days after the issuance of the invoice. Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Accounts Payable

The Company's pays its vendors upon receipt of invoice based on available terms offered by vendor in exchange for products and services, which the Company purchased on credit. The Company makes its best effort to make payments within the payment terms agreed to with the supplier so that the Company is not considered to be in default nor penalty. The Company values its relationship with its vendors and makes every attempt to avoid any material interruption in services or product delivery.

Member's Equity

The members of the Company have a capital account which is shown in the balance sheet as an equity account. The member's capital account records the initial contribution and any additional contributions made.

Inventory & Cost of Goods Sold

The Company's inventory consists of finished products available for sale and are stated using the first in, first out method of accounting. The Company's cost of goods sold are direct costs attributable to the production of the goods sold by the Company. This amount includes the cost of the materials used in creating the good along with the direct labor costs used to produce the good. It excludes indirect expenses such as distribution costs and sales force costs.

Net Sales & Revenue Recognition

Revenue is recognized at the time of sale which is defined as the moment when the product ordered is shipped or transferred to the buying customer. The sale can be for cash or credit (i.e., accounts receivable.) Revenue is not recognized even if cash is received before the product is shipped or transferred to the buying customer and net sales are reduced by any customer returns.

Research & Development

The Company incurs research and development costs in the process of designing and creating new products. Currently the Company expenses its research and development costs due to the uncertainty of its future economic benefit.

Income Taxes

The Company's members are taxed on their respective shares of the Company's earnings and they are required to file tax returns with the Internal Revenue Service and other taxing authorities.

NOTE 3: CASH AND CASH EQUIVALENTS

The Company maintains bank deposit accounts containing all cash used for current operations.

NOTE 4: INVENTORY

Inventory (as a result of two canceled purchase orders by wholesale customers) was drawn down slightly in the year ending 2013 with internet sales and promotional gifting in effort to generate additional product demand and cash flow.

NOTE 5: COST OF GOODS SOLD

The Company purchased goods for sale in relation to wholesale purchase orders received. $3,000 was paid to the Company's vendor for various footwear styles and sizes in 2012.

NOTE 6: MEMBER CAPITAL CONTRIBUTION

The Company was initially capitalized by its Founder & Managing Member during the calendar year ending 2012 with an opening cash contribution and balance of $20,000 USD. In calendar year 2013 the Company's owner contributed an additional cash amount of $10,000 USD.

NOTE 7: MARKETING EXPENSES

The Company disbursed $6,500 in 2012 for trade show participation, web development and internet marketing. The Company also disbursed $3,500 in 2013 for look books, brochures and other promotional material.

NOTE 8: RESEARCH & DEVELOPMENT

The Company disbursed $3,000 in 2013 for materials and labor for the design and development of new product samples to later present to prospective wholesale buyers.

NOTE 9: SUBSEQUENT EVEENTS

None

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Xcalibur Shoes, Inc.

By: Mr. Vijay Freeman

By: ______________________ 09/18/2014
Name: Mr. Vijay Freeman
Title: Chief Executive Officer & Chief Financial Officer

By: Mr. Steven J. Muehler (Alternative Securities Markets Group)

By: ______________________
Name: Mr. Steven J. Muehler
Title: Advisor & Drafter of this Securities Registration Statement

Signature Certificate

Document Reference: Z5FZUHIJL2IZVIWFEXG853

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Timestamp	Audit
2014-09-18 13:06:59 -0700	All parties have signed document. Signed copies sent to: xcaliburshoesgmail.com and Alternative Securities Markets Group.
2014-09-18 13:06:59 -0700	Document signed by xcaliburshoesgmail.com (xcaliburshoes@gmail.com) with drawn signature. - 130.221.224.7
2014-09-18 12:59:23 -0700	Document viewed by xcaliburshoesgmail.com (xcaliburshoes@gmail.com). - 130.221.224.7
2014-09-18 12:34:26 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17
2014-09-18 12:34:02 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2014-09-18 12:34:02 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17

This signature page provides a record of the online activity executing this contract.

EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	Articles of Incorporation, Conversion & Bylaws (filing)	To be filed later
B	Subscription Agreement	06
C	Investor Questionnaire and Agreement	39
D	ASMG FINRA Crowd Funding Web Portal Registration ASMG Registered Investment Advisor ADV 1 ASMG Registered Investment Advisor ADV 2 ASMG U10 (Series 65 Securities Law Information)	17 46 22 01
E	ASMG Listing Agreement	12
F	ASMG Company Webpage (Test-the-Waters)	02
G	Company Mention at SteveMuehler.com	02
H	Legal Opinion Letter	To be filed later

EXHIBIT B

XCalibur Shoes, Inc.

C/O: Alternative Securities Markets Group Corporation

4050 Glencoe Avenue

Marina Del Rey, California 90292

LEGAL@ALTERNATIVESECURITIESMARKET.COM

Company Direct: (310) 562-7228

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 10,000

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the XCalibur Shoes, Inc. Offering Circular dated September 17th, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online “E-Check” or Traditional Papery Check) or money order made payable to "XCalibur Shoes, Inc." evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by XCalibur Shoes, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that XCalibur Shoes, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 9% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ____________ 9% Convertible Preferred Stock Units of XCalibur Shoes, Inc., with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $__________________).

Made ______________________________, by and between XCalibur Shoes, Inc., a Texas Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to TEN THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **XCalibur Shoes, Inc., C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **XCalibur Shoes, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **<u>Company Convertible Securities:</u>** All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- <u>YEAR 2</u>: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60

days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- <u>YEAR 3</u>: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- <u>YEAR 4</u>: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the

Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

6 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **XCalibur Shoes, Inc., 900 South Figueroa Street, Suite 603, Los Angeles, California 90015**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of Texas, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

13. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

14. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

XCalibur Shoes, Inc.:

By: ____
Mr. Vijay Freeman, Chief Executive Officer

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number